SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of March 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Sercel Delivers a 25,000-channel 508XT Land Acquisition System and 15 Nomad 65 Neo Vibrators to Algeoland

Paris, France – March 29, 2018

Sercel announced today the delivery of a 25,000-channel 508XT land seismic acquisition system and 15 Nomad 65 Neo broadband vibrators to Algeoland, Algeria’s leading private geophysical company.

Algeoland will deploy the Sercel equipment to conduct a major 3D seismic survey over a 2,000-km² area of the Rhourde-Nouss desert region in north east Algeria, on behalf of the national oil company.

The 508XT system drives productivity, data quality and adaptability to an unprecedented level thanks to its X-Tech architecture. Generating high-fidelity low-frequency broadband sweeps down to 1Hz, the all-terrain Nomad 65 Neo is able to contribute to the delivery of higher resolution seismic data even in the harsh Algerian desert.

Mebrouk Tarfaoui, Algeoland CEO, said: “Sercel’s success hinges on its product reliability, dedicated customer support and groundbreaking spirit of innovation. By deploying Sercel equipment, we will benefit from its latest acquisition technologies and have the confidence to deliver the best data ever for imaging to our customer.”

Pascal Rouiller, Sercel CEO, said: “As an equipment supplier to Algeoland since the company’s creation in 2014, we are pleased to have been selected once again to equip a major land seismic survey in Algeria. Both the 508XT and Nomad 65 Neo have been successfully field-proven in the toughest desert conditions and their deployment will enable Algeoland to achieve the best productivity and reduce operational downtime.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 29th, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer